FTS International, Inc. 777 Main Street Suite 3000 Ft. Worth, TX 76102 Phone: (817) 862-2000

November 28, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

RE:	FTS International, LLC (f/k/a Frac Tech International, LLC)
Request to Withdraw Registration Statement on Form S-1
File No. 333-176753

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), FTS International, Inc. (f/k/a FTS International, LLC and Frac Tech International, LLC) (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on September 9, 2011.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Larry D. Cannon, Chief Securities Counsel, at 817-339-3643.

Sincerely,

/s/ Greg A. Lanham

Greg A. Lanham

Chief Executive Officer

GAL:bkb

c:	Larry Cannon